Churchill Financial, LLC
Statement of Financial Condition
As of December 31, 2017

ASSETS

Cash and equivalents	$	178,522
Deposits with clearing firms		151,678
Receivable from brokers and dealers		90,092
Prepaid expenses		40,698
Fixed assets, net of accumulated depreciation of $100,240		7,868
Total assets	$	468,858

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	67,751
Members' equity		401,107
Total liabilities and members' equity	$	468,858

See accompanying notes.